1Earnings Presentation Q1'25 ➔ 4Q25Earnings Presentation

24Q25 Earnings Presentation ➔ This presentation may contain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and Operating Profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. Beginning in 2026, we expect to provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure, tax position, and non-cash depreciation and amortization charges.

34Q25 Earnings Presentation ➔ Pedro Arnt Chief Executive Officer Guillermo Lopez Perez Chief Financial Officer

44Q25 Earnings Presentation ➔ CEO Message

54Q25 Earnings Presentation ➔ Key takeaways Note: 1 See detailed methodology for the metrics and related ratios in the appendix to this document. Record-setting year ➔ TPV reached $41B, up 60% YoY, with 5 consecutive quarters of >50% YoY growth and accelerating in the 2nd half of the year ➔ Revenue surpassed $1B ➔ Gross profit reached $403M, +37% YoY ➔ Adjusted EBITDA up 47% YoY with significant margin improvement (+5 p.p. in Adj. EBITDA1 / Gross Profit) despite being in an investment year ➔ Net income up 63% YoY to $197M ➔ Adj FCF1: $191M; forthcoming dividend payment of $57M Consistent, broad-based growth at scale ➔ Broad-based growth across all products (PIs, POs) and flows (XB, L2L), with other markets outgrowing our top 3, reflecting a strong and diversifying global footprint ➔ Continued expansion within our existing client base, with 2025 TPV retention of 158% (+15 p.p. YoY) and net revenue retention of 145%, which has now been above 100% every year since 2020 ➔ Deeper, stickier merchant relationships, serving our top 50 merchants across an average of 12 countries and 50 pay-in payment methods The model keeps compounding ➔ Scale compounds: higher volumes drive cost efficiencies, richer data and higher conversion rates ➔ Ongoing innovation, including in APMs, BNPL, and stablecoin solutions ➔ Healthy high‑growth model with operating leverage, expanding margins and strong cash generation, supporting reinvestment, dividends and an up to $300M buyback program

64Q25 Earnings Presentation ➔ 2025, a year of exceptional execution on our proven business model Demonstrated the scale of the emerging markets opportunity: record TPV of $41B, up 60% YoY with revenue crossing the $1B milestone for the first time Deepened and diversified our merchant relationships: TPV retention of 158% and NRR of 145%, with our top 50 merchants served across 12 countries and 50 payment methods on average Accelerated our future building innovation agenda: We now have BNPL live in 6 countries, a full suite of stablecoin solutions and an ever growing portfolio of Smart APMs Delivered exceptional cash generation: $191M in adjusted FCF1, up 110% YoY, with a 97% conversion ratio, with improving operating leverage YoY Note: 1 See detailed methodology for the metrics and related ratios in the appendix to this document.

2025 was a solid year, with record results across every key metric

d·

TPV

US$40.8B

▲+60% YoY ▲+48% YoY CC[1]

TPV increased 60% YoY, exceeding the upper end of our guidance range, with broad-based growth across flows, products, and geographies.

Revenue

US$1.1B

▲+47% YoY ▲+39% YoY CC[1]

Revenue exceeds the upper end of guidance, driven by strong volume growth and reaching the $1B milestone.

Gross profit

US$403M

▲+37% YoY ▲+29% YoY CC[1]

Strong performance driven by volume growth and margin dynamics as we scale with merchants and expand into new payment methods, products and countries.

Adjusted EBITDA[2]

US$278M

▲+47% YoY

Operating Profit

US$ 220M

▲+57% YoY

Healthy operating leverage, with the Adj. EBITDA / Gross Profit up 5 p.p. YoY.

Adjusted EBITDA / Gross Profit Ratio: 69%
Operating Profit / Gross Profit Ratio: 55%

Net income

US$197M

▲+63% YoY

Strong growth driven by higher operational profit and lower income tax expenses.

Diluted EPS: $0.65 (vs $0.39 in 2024)

Adjusted Free cash flow (Adj. FCF)[2]

US$191M

▲+110% YoY

Strong free cash flow generation, with an adj. FCF to net income ratio of 97% and an expected dividend payment of $57M.

Note: [1] Constant currency growth. Please refer to the appendix titled "Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results" for the corresponding reconciliation. [2] See detailed methodology for the metrics and related ratios in the appendix to this document.

4Q25 Earnings Presentation → 7

8 # of countries We continue to compound growth at scale 26 35 40 40 42 44 82% CAGR (FY2020-FY2025) ~3.5B pay‑in transactions, about 6,700 payments per minute +100M individuals received a payout thanks to dLocal In 2025: We processed in ~1 day what we processed in an entire year in 2016. Quarterly TPV $ billions 4Q25 Earnings Presentation ➔

9 2025 in perspective: we accelerated growth across all key metrics Gross profit $ millions Adj. EBITDA1 $ millions Net income and Diluted EPS2 $ millions, $ per share +37% YoY +31% 21-24 CAGR +47% YoY +24% 21-24 CAGR +63% YoY +16% 21-24 CAGR 4Q25 Earnings Presentation ➔ Note: 1See detailed methodology for the metrics and related ratios in the appendix to this document. 2 Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

104Q25 Earnings Presentation ➔ Merchants are increasingly global but financial infrastructure remains local and ever more complex REGULATORY LANDSCAPE Regulatory requirements in EMs are multiplying, making in-house compliance costly and a barrier to growth for global merchants. We hold 37 licenses across 26 markets (+4 in 2025) and have 16 additional applications in process, including in the U.S., Singapore, Philippines and Indonesia. ALTERNATIVE PAYMENT METHODS APMs now represent the majority of EM e-commerce volumes APMs continue to grow, reflecting not only favorable market trends but also our strong product innovation, from APMs on file and tokenization to enhanced user experiences like Pix Biometrics. STABLECOINS & CRYPTO Stablecoin corridors are becoming one more payment rail globally, but on-off ramps happen locally dLocal now offers a full suite of stablecoin solutions to our merchants. AGENTIC COMMERCE Agents are giving users one more way to shop and close transactions, they need a local trusted payments partner dLocal is collaborating with all the major agentic payment protocol builders to ensure our merchants are able to process agentic payment mandates wherever and however the purchase is initiated.

We continue to innovate on product, with our business following

d·

Stablecoin Solutions

The complete Stablecoin Infrastructure for Emerging Markets

1. Treasury & FX

Funding	Fund in stablecoins to do local currency payouts
Settlement	Collect in local currency and receive stablecoins

2. Stablecoin <> Local rails

On ramp	Enable customers to convert local currency into stablecoins
Off ramp	Convert stablecoins into local currency

3. Checkout & Transfer

New

Pay-ins	Let your customers pay directly in stablecoins
Pay-outs	Send payments in stablecoins to beneficiaries worldwide

Select merchants and partners:

CIRCLE + More information

BVNK + More information

Fireblocks + More information

Félix + More information

BNPL Fuse


Payment methods

BNPL products across **6 countries** through a single, seamless solution

Rapidly scaling, TPV growing **88% QoQ in 4Q25**

93% of BNPL users are new customers: minimal cannibalization of existing payment methods

Increases average order value by 40%: shoppers spend significantly more when BNPL is available at checkout

APMs

Pix

Launch of Pix with Biometrics, enabling instant biometric payment confirmation directly inside the checkout (no redirects, less friction).

DHL

dLocal partners with DHL Express Brazil to automate Pix payments and accelerate parcel release. More info here.



Bre-B

open english

dLocal and Open English roll out Bre-B instant payments for students in Colombia. More info here.

Yape

Yape, Peru's most popular digital wallet, expanded in 2025 with tokenized card-on-file experience

TPV grew 5.5x between 1Q and 4Q25


d·local
Effortless payments,
faster orders

We continue to compound growth at scale with best-in-class TPV retention; yet we are only scratching the surface of the total opportunity



TPV bridge $ billion
TPV retention rate: 158%
25.6
13.6
1.2
0.2
0.4
-0.1
40.8
2024 TPV
Existing Merchants in current markets with current payment methods
Existing Merchants in new markets
Existing Merchants with new payment methods and products
New merchants
Merchant not processing in the period
2025 TPV

We are still only **scratching the surface** of the EM digital payments world



2025 TAM[1]: $2.1tn
DLO: <2% of market share
2030 TAM[1]: $4.2tn
Current merchants
DLO SoW[1]:
~10% (+3 p.p. YoY)

[1] Statista Market Insights, April 2025. Data was converted from local currencies using average exchange rates of the respective year. Total addressable market considers Digital Commerce and Inward Remittances markets. Current Merchants wallet size is an internal estimate based on merchant's financial data, Statista Market Insights, and industry reports. This analysis covers 91% of dLocal's TPV. dLocal's share of wallet is defined as the amount processed by dLocal for an existing customer, over their total processed volume in dLocal's addressable markets.

4Q25 Earnings Presentation → 12

134Q25 Earnings Presentation ➔ Deeper, stickier merchant relationships are making our business more resilient than ever Total merchants1 Average # of countries served per Top 50 merchant2 Average # of pay-ins payment methods served per Top 50 merchant2 Share of revenues by markets % of revenues Share of revenues by merchants % of revenues +51% YoY 2024-2025 +43% YoY 2024-2025 53% YoY 2024-2025 43% YoY 2024-2025 ▉ Others ▉ Top 3 markets ▉ Others ▉ Top 10 Note: 1 Number of merchants that processed with dLocal during the period. 2 Average of different countries and pay-ins payment methods utilized by our top 50 merchants during the period. Top 50 merchants represents more than 90% of total TPV as of 2025. +27% +50% +43%

144Q25 Earnings Presentation ➔ Among best-in-class in efficiency and increasing operating leverage despite our scale FY2025 Operating Profit + D&A1 / Gross Profit % Our AI e orts AI-driven automation delivered productivity gains equivalent to 93 FTEs (~7% of internal headcount), enabling Merchant Support to handle 54% more tickets with 25% fewer FTEs while cutting response times by ~66%. Peers' avg: 36% Source: Companies’ investor relations. 1 Operating Profit + D&A is calculated as operating income plus depreciation and amortization (D&A). See detailed methodology for the metrics and related ratios in the appendix. 2 Considers gross profit as net revenue net of transaction expenses and transaction and credit losses. 3 Excludes Bitcoin revenues and costs. 4 See detailed methodology for the metrics and related ratios in the appendix. 2 3 Gross profit per employee4 $ thousand

154Q25 Earnings Presentation ➔ Operating Profit + D&A1 / Gross profit High profitability We’ve built a unique “Growth + Profit + Cash” financial model, that with scale is now generating material cash 37% 2025 YoY 31% 2021−2024 CAGR High gross profit growth Strong cash flow generation 61% 2025 61% 2023−20242 Adj. FCF / Net income conversion 97% 2025 109% 2023−20243 Note: See detailed methodology for the metrics and related ratios in the appendix to this document. 1 See detailed methodology for the metrics and related ratios in the appendix to this document. 2 Operating Profit + D&A / Gross Profit 2023-2024 calculated as the sum of 2023 and 2024 Operating Profit + D&A divided by sum of 2023 and 2024 Gross Profit . 3 Adjusted FCF / Net income conversion calculated as the sum of 2023 and 2024 Adjusted FCF divided by sum of 2023 and 2024 Net Income. 4 Calculated by adding Gross Profit growth and Operating Profit + D&A / Gross Profit. In 2025: RULE OF 98%4 AS OF 2025

164Q25 Earnings Presentation ➔ Financial Highlights

174Q25 Earnings Presentation ➔ 4Q25: ending the year with strong growth momentum, with broad-based acceleration across key metrics TPV surpassed $13B for the first time, with record highs across all products (PIs, POs) and flows (XB, L2L). US$13.1B ▲+70% YoY ▲+26% QoQ TPV Solid free cash generation. Adjusted FCF to net income ratio at 117%. US$65M ▲+100% YoY ▲+73% QoQ Adjusted Free cash flow (Adj. FCF)2 Sustained best-in-class operating leverage with disciplined expense management. Adjusted EBITDA / Gross Profit Ratio: 68% Operating Profit / Gross Profit Ratio: 54% US$78M ▲+38% YoY ▲+9% QoQ Adjusted EBITDA2 QoQ growth driven by broad-based volume growth and partial recovery of volumes in Egypt, partially offset by margin pressure in Argentina. US$116M ▲+38% YoY ▲+12% QoQ Gross profit Strong growth driven by higher operating profit and lower income tax expenses. Diluted EPS: $0.18 (vs $0.17 in 3Q25) US$56M ▲+87% YoY ▲+7% QoQ Net income QoQ increase driven by volume growth. US$338M ▲+65% YoY ▲+20% QoQ Revenue ▲+64% YoY CC1 ▲+69% YoY CC1 ▲+34% YoY CC1 Note: 1 Constant currency growth. Please refer to the appendix titled "Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results" for the corresponding reconciliation. 2 See detailed methodology for the metrics and related ratios in the appendix to this document. Armado Mar 11 @ 9pm Operating Profit US$ 63M ▲+48% YoY

184Q25 Earnings Presentation ➔ TPV up 70% YoY, the 5th consecutive quarter above 50% YoY growth +64% in constant currency TPV by type of flow $ billion Local-to-local: +41% QoQ and +80% YoY, reaching the milestone of $7B, mainly explained by e-commerce, on-demand delivery, and ride-hailing. Cross-border: +12% QoQ and +60% YoY, mainly driven by e-commerce, remittances, and financial services. TPV by type of product $ billion Pay-outs: +23% QoQ and +65% YoY, driven by remittances, and financial services. Pay-ins: +28% QoQ and +72% YoY, reaching the milestone of $9B, with strong performance in e-commerce, on-demand delivery, ride-hailing, and advertising. ▉ Pay-ins3 ▉ Pay-outs4 ⬤ Total TPV YoY growth ▉ Cross-border¹ ▉ Local-to-local² Note: 1“Cross-border” means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. 2“Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency. 3”Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers. 4“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers. 70% 59% 51% 53% 53% +70%

Broad based QoQ growth across verticals


QoQ TPV growth by verticals
%
55%
30%
30%
27%
26%
22%
20%
15%
6%
2%
On-demand Delivery
Advertising
E-commerce
Travel
Ride Hailing
Remittances
Financial services
SaaS
Streaming
Other[1]
YoY growth
135%
-6%
85%
35%
57%
139%
35%
56%
46%
42%

Note: [1] Other includes e-learning, gaming and other verticals.

Highlights

On-demand delivery: growth driven by existing merchants ramping up expansion deals across Argentina. South Africa, Mexico and Colombia.

Advertising: strong performance in Brazil, with recovery of volumes previously lost in Egypt.

E-commerce: seasonally strong quarter, particularly in Mexico, Brazil, and South Africa.

4Q25 Earnings Presentation → 19

204Q25 Earnings Presentation ➔ Solid, consistent revenue and gross profit growth throughout the year Revenue $ millions Gross Profit $ millions ▉ Africa & Asia ▉ Latin America ▉ Africa & Asia (A&A) ▉ Latin America Africa & Asia: +32% QoQ and +23% YoY. The QoQ comparison is driven by the strong performance in South Africa and partial recovery of volumes in Egypt. LatAm: +17% QoQ and +79% YoY, with QoQ comparison explained by strong performance across diverse markets. Africa & Asia: +36% QoQ and +8% YoY. The QoQ performance broadly in line with the revenue trend. LatAm: +6% QoQ and +53% YoY, with QoQ comparison primarily explained by strong performance in Mexico, Brazil, and Colombia. +65% +38% Armado Mar 11 @ 9pm

Record gross profit with accelerating growth, despite margin pressure in Argentina

	Gross profit QoQ	
Egypt	▲ +42% 10m | +3.1m vs. LQ ▼ -35% YoY	→ Partial recovery of volumes from the large merchant that had previously reduced its share of wallet, in addition to a diversifying business with the ramp up of e-commerce, streaming, and ride-hailing merchants.
Other Africa & Asia	▲ +32% 19m | +4.7m vs. LQ ▲ +69% YoY	→ Broad-based volume growth across markets, with notable contribution from a strong South Africa business with growth in the e-commerce, ride-hailing, and on-demand delivery verticals.
México	▲ +25% 13m | +2.5m vs. LQ ▲ +15% YoY	→ Strong volume growth driven by e-commerce, on-demand delivery, and ride-hailing verticals.
Brazil	▲ +18% 34m | +5.2m vs. LQ ▲ +133% YoY	→ Strong volume growth, led by e-commerce on the back of seasonal strength, and supported by solid trends in streaming, advertising, financial services, and remittances.
Other LatAm	▲ +2% 31m | +0.6m vs. LQ ▲ +44% YoY	→ Broad-based volume growth across markets, with particularly strong performance in Colombia, partially offset by slowdown in Bolivia after strong Q3 (driven by FX).
Argentina	▼ -29% 8m | -3.4m vs. LQ ▼ -9% YoY	→ Solid volume growth, offset by higher funding costs for installment payments amid election-related FX and rate volatility that persisted throughout Q4.

4Q25 Earnings Presentation → 21

224Q25 Earnings Presentation ➔ Investment cycle driving higher OPEX; healthy operating leverage sustained Note: 1dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for the metrics and related ratios in the appendix to this document. Adjusted EBITDA1 evolution $ millions Adj. EBITDA / Revenue 23%25%28% 27% 27% 68%69%68% 68% 71%Adj. EBITDA / Gross Profit +38% Operating Profit evolution $ millions +48% Operating Profit / Revenue Operating Profit / Gross Profit 54%54%50% 54% 56% Armado Mar 11 @ 9pm 19%20%21% 21% 22%

234Q25 Earnings Presentation ➔ Net income evolution $ millions Return on equity2 LTM net income / total equity Strong net income growth, driven by higher operating profit and lower income tax Diluted EPS¹ 0.180.170.10 0.15 0.14 Note: 1Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. 2 See detailed methodology for the metrics and related ratios in the appendix to this document. +87% Armado Mar 11 @ 9pm

244Q25 Earnings Presentation ➔ Resilient cash generation, reaching $191M in 2025, up 110% YoY Adj. FCF / Net income +100% 117%73%109% 85% 113% Adj. FCF reconciliation $ in millions 4Q24 1Q25 2Q25 3Q25 4Q25 Net cash (used in ) / generated from operating activities (141) 95 124 95 100 Changes in working capital (merchant)¹ 180 (48) (68) (48) (24) Capital expenditures² (6) (8) (8) (9) (11) Adjusted Free Cash Flow 33 40 48 38 65 Net income 30 47 43 52 56 Adj FCF Conversion to Net Income 109% 85% 113% 73% 117% Note: 1 Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. 2 Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets. See detailed methodology for the metrics and related ratios in the appendix to this document Armado Mar 11 @ 9pm Adjusted free cash flow (Adj. FCF) $ millions

254Q25 Earnings Presentation ➔ Final Remarks

Full year 2026 outlook

d·

Metric	2025	2026 Guidance (assumes constant dollars)	Key considerations
TPV	$40.8B	50% - 60% YoY	• Strong commercial traction with large merchants scaling across geographies • Expansion deals with APMs • Aggregation theory benefits create flywheel: pricing pressure downstream, FX liquidity and better data to aid conversion rates leads to more customer acquisition
Gross profit	$403M	22.5% – 27.5% YoY	• Some structural volume-based discounting expected, which is a sign of scale and of our long-term merchant relationships
Operating Profit	$220M	27.5% – 32.5% YoY	• We will use Operating Profit a measure beginning in 2026 to assess our operating performance • New OPEX baseline post-2025 investment cycle, temporarily pressuring 1H26 margins but driving operating leverage improvements in 2H26

Key risks:

Consider the following in connection with our guidance: emerging markets remain volatile, reflecting the **evolving global macroeconomic, currency and trade landscape and its potential impact on these economies.** Our key exposures include the evolving Brazilian tax environment, Argentine FX, tariff sensitivity (particularly in Mexico), electoral uncertainty across the region, and broader FX risk across our emerging market footprint.

4Q25 Earnings Presentation → 26

The building blocks of our continued growth story

Growth vectors (as % total incremental TPV in the period)	2025	2026E	2027 and beyond
Existing merchants in existing countries ("SoW gains")	90%	~75%	• Our merchants continue to **ride strong secular trends around middle class growth, digitalization and e-commerce penetration** (market size of ~$4.2tn by 2030) • SoW gains ahead from merchants adding payment methods and localizing more business lines
Existing merchants in new countries ("SoW gains")	8%	~15%	• We serve 44 countries while o**ur top 50 merchants operate in only 12 markets on average** • **Significant geographic upside**, especially in Africa and Asia
New merchants in Y1 of ramp-up	2%	~10%	• **High-growth verticals with near-term opportunities:** crypto, travel, gaming • Many merchants in **initial stages of the S-Curve of Emerging Market adoption** (e.g. AI players)
New products	<1%	~2%	• **Multi-billion Financial Infrastructure TPV opportunities currently in development:** BNPL, merchant of record, virtual accounts, and card-present

4Q25 Earnings Presentation → 27

28 $350mm in cumulative returns to shareholders since 2022 $ millions 4Q25 Earnings Presentation ➔ ▉ Dividends ▉ Share repurchases % of Adj. FCF generated since 2022 returned to shareholders 3% 38% 56% 64% Continuing with our track record of returns to shareholders, we are adding a buyback program to our existing dividend policy 2025 dividend: $0.1939/share1 confirmed for 2025, to be paid in June 10, aligned with returning 30% of previous year Adj. FCF. Additional share repurchase program of $300M, highlighting the strength of our cash generation and operating leverage. Note: 1 Per-share amount is subject to adjustment according to the number of shares outstanding as of the record date.

294Q25 Earnings Presentation ➔ We have a unique story in public markets: earnings growth, strong cash generation, low leverage and high ROE Return on equity3 Net income / total equity Net income and diluted EPS1 $ millions, $ per share Net debt and leverage ratio3 $ millions, Net Debt / Operating Profit + D&A4 Adjusted free cash flow2 $ millions, Adj FCF / Net Income Note: 1Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. 2 See detailed methodology for the metrics and related ratios in the appendix to this document. 3 Net debt calculated as financial liabilities as disclosed in our financial statements, less corporate cash and equivalents. Return on equity calculated as net income over total equity for the period. See detailed methodology for the metrics and related ratios in the appendix to this document. 4 Calculated as Operating Profit + D&A. See detailed methodology for the metrics and related ratios in the appendix to this document. Armado Mar 11 @ 9pm

304Q25 Earnings Presentation ➔ Q&A

314Q25 Earnings Presentation ➔ Appendix

324Q25 Earnings Presentation ➔ Non-IFRS Financial Measures

Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio reconciliation

d·

$ in thousands	4Q24	3Q25	4Q25	2024	2025
Profit for the period	**29,701**	**51,790**	**55,637**	**120,469**	**196,902**
Income tax expense	11,090	9,388	8,915	30,550	31,752
Depreciation and amortization	4,888	6,129	9,527	17,177	26,259
Finance income and costs, net	1,085	(6,382)	(3,376)	(17,174)	(12,943)
Share-based payment non-cash charges	6,339	6,840	6,365	23,780	24,136
Other operating loss[1]	1,307	2,398	(584)	5,257	4,715
Impairment loss / (gain) on financial assets	533	(5)	392	440	2,189
Inflation adjustment	392	794	1,541	6,655	4,204
Secondary offering expenses	-	739	-	-	739
Other non-recurring costs	1,571	-	-	1,571	124
Adjusted EBITDA	**56,906**	**71,690**	**78,417**	**188,725**	**278,077**
Gross profit	**83,711**	**103,189**	**115,803**	**294,673**	**402,756**
Adjusted EBITDA / Gross profit	*68%*	*69%*	*68%*	*64%*	*69%*
Revenue	**204,491**	**282,482**	**337,888**	**745,974**	**1,093,587**
Adjusted EBITDA margin	*28%*	*25%*	*23%*	*25%*	*25%*

Note: dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit. Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment. [1] The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

4Q25 Earnings Presentation ➔ 33

Adjusted Free Cash Flow reconciliation (cont.)

$ in millions	4Q24	1Q25	2Q25	3Q25	4Q25	2024	2025
Net cash (used in) / generated from operating activities	(141)	95	124	95	100	(33)	415
Changes in working capital (merchant)[1]	180	(48)	(68)	(48)	(24)	146	(188)
Capital expenditures[2]	(6)	(8)	(8)	(9)	(11)	(23)	(37)
Adjusted Free Cash Flow (Adj. FCF)	**33**	**40**	**48**	**38**	**65**	**91**	**191**
Net income	**30**	**47**	**43**	**52**	**56**	**120**	**197**
Adj. FCF Conversion to Net Income	*109%*	*85%*	*113%*	*73%*	*117%*	*75%*	*97%*

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 16 to our consolidated financial statements for the year ended December 31, 2025 and Note 21 to our financial statements for the year ended December 31, 2024 ("FY25 Financial statements" and "FY24 Financial Statements", respectively)), plus (ii) changes in Trade payables (disclosed in Note 21 to our FY25 and FY24 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 23 to our FY25 and FY24 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

4Q25 Earnings Presentation ➔ 34

Adjusted Free Cash Flow reconciliation (cont. 2)

Working Capital (Corporate) reconciliation

$ in millions	4Q24	1Q25	2Q25	3Q25	4Q25	2024	2025
Decrease / (Increase) in Trade and Other Receivables	(109)	21	(13)	(91)	(8)	(163)	(90)
Decrease / (Increase) in Other assets	4	1	1	1	(1)	5	2
Increase / (Decrease) in Trade and Other Payables	(71)	16	77	126	38	(7)	257
Increase / (Decrease) in Other Liabilities	(4)	1	(3)	(3)	(1)	(3)	(6)
Increase / (Decrease) in Provisions	0	0	0	(0)	0	0	(0)
Changes in working capital	**(180)**	**39**	**62**	**33**	**28**	**(167)**	**163**
Decrease / (Increase) in Trade receivables net	(107)	26	(9)	(67)	(14)	(138)	(64)
Increase / (Decrease) in Trade payables	(74)	21	77	114	38	(10)	250
Other Tax Liabilities	1	1	(1)	1	0	1	2
Changes in Working Capital (Merchant)	**(180)**	**48**	**68**	**48**	**24**	**(146)**	**188**
Changes in Working Capital (Corporate)	**0**	**(9)**	**(5)**	**(15)**	**4**	**(21)**	**(25)**

Note: We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 16 to our consolidated financial statements for the year ended December 31, 2025 and Note 21 to our financial statements for the year ended December 31, 2024 ("FY25 Financial statements" and "FY24 Financial Statements", respectively)), plus (ii) changes in Trade payables (disclosed in Note 21 to our FY25 and FY24 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 23 to our FY25 and FY24 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets. Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS.

4Q25 Earnings Presentation ➔ 35

364Q25 Earnings Presentation ➔ Additional Information and Non-GAAP Measurements Reconciliations

374Q25 Earnings Presentation ➔ Broad-based growth led by seasonal e-commerce, strong remittances and on-demand relivery TPV growth by vertical (YoY) 85% E-commerce 135% On-demand delivery 35% Financial services 139% Remittances 57% Ride-hailing 56% SaaS 46% Streaming -6% Advertising 35% Travel Note: 1 Other includes e-learning, gaming and other verticals. 43% Other1

384Q25 Earnings Presentation ➔ TPV breakdown Note: 1”Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers. “Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers. 2“Cross-border” means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. “Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency. by type of product1 by type of flow2 In millions of US$ 4Q24 1Q25 2Q25 3Q25 4Q25 2024 2025 Pay-ins 5,340 5,442 6,395 7,191 9,184 17,902 28,212 As % of total 69% 67% 69% 69% 70% 70% 69% Pay-outs 2,373 2,666 2,816 3,200 3,923 7,673 12,605 As % of total 31% 33% 31% 31% 30% 30% 31% Total TPV 7,714 8,107 9,211 10,390 13,107 25,575 40,816 In millions of US$ 4Q24 1Q25 2Q25 3Q25 4Q25 2024 2025 Cross-border 3,740 4,258 4,719 5,318 5,973 11,902 20,268 As % of total 48% 53% 51% 51% 46% 47% 50% Local-to-Local 3,974 3,849 4,493 5,072 7,134 13,673 20,548 As % of total 52% 47% 49% 49% 54% 53% 50% Total TPV 7,714 8,107 9,212 10,390 13,107 25,575 40,816

Revenue breakdown by geography

In millions of US$	4Q24	1Q25	2Q25	3Q25	4Q25	2024	2025
Brazil	33.7	34.4	47.0	58.9	66.9	152.0	207.2
Argentina	25.1	28.2	31.6	41.4	59.8	85.5	161.1
Mexico	40.5	36.7	45.7	45.9	54.7	149.2	183.0
Other Latam	53.6	63.5	78.4	88.0	92.9	175.5	322.8
Latin America	**152.9**	**162.9**	**202.7**	**234.3**	**274.3**	**562.2**	**874.1**
Egypt	21.4	22.0	17.6	8.1	12.0	94.0	59.7
Other Africa & Asia	30.3	31.8	36.1	40.2	51.6	89.8	159.7
Africa & Asia	**51.6**	**53.9**	**53.7**	**48.2**	**63.6**	**183.8**	**219.4**
Total Revenue	**204.5**	**216.8**	**256.5**	**282.5**	**337.9**	**746.0**	**1,093.6**

Note: Unaudited quarterly results. The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 40 countries, where its merchant customers operate. The following table presents the Group's revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of Total Revenues during the preceding four quarters.

4Q25 Earnings Presentation → 39

404Q25 Earnings Presentation ➔ Gross profit breakdown by geography Note: Unaudited quarterly results In millions of US$ 4Q24 1Q25 2Q25 3Q25 4Q25 2024 2025 Brazil 14.8 13.0 24.3 29.3 34.4 67.3 101.0 Argentina 9.2 10.6 14.1 11.8 8.3 28.7 44.8 Mexico 10.9 10.8 11.9 10.0 12.6 42.5 45.2 Other Latam 21.6 25.1 23.4 30.4 31.1 75.7 109.9 Latin America 56.4 59.5 73.6 81.5 86.4 214.2 301.0 Egypt 16.0 16.3 12.9 7.3 10.3 48.4 46.8 Other Africa & Asia 11.3 9.1 12.4 14.4 19.0 32.1 54.9 Africa & Asia 27.3 25.4 25.3 21.7 29.4 80.5 101.7 Total Gross Profit 83.7 84.9 98.9 103.2 115.8 294.7 402.8

414Q25 Earnings Presentation ➔ Revenue concentration and Net Revenue Retention rate Note: 1 Top 10 merchants may vary from period to period. 2 “NRR” means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months. New merchants are new customers onboarded in the last 12 months. Top 10 merchant revenue1 ($M) and concentration (%) Revenue composition ($M) % Share of total revenue 62%61%63% 60% 62% 162% NRR2

Operating Profit + D&A, Operating Profit + D&A margin and Operating Profit + D&A to Gross Profit reconciliation

$ in thousands (except percentages)	4Q24	1Q25	2Q25	3Q25	4Q25	2024	2025
Operating Profit	42,268	45,845	55,765	55,589	62,716	140,500	219,915
Depreciation and amortization	4,888	5,062	5,540	6,129	9,527	17,177	26,259
Operating Profit + D&A	**47,156**	**50,907**	**61,305**	**61,718**	**72,243**	**157,677**	**246,175**
Gross profit	**83,711**	**84,879**	**98,885**	**103,189**	**115,803**	**294,673**	**402,756**
Operating Profit + D&A to Gross Profit	*56%*	*60%*	*62%*	*60%*	*62%*	*54%*	*61%*

Note: We calculate "Operating Profit + D&A" as operating profit for the period, plus depreciation and amortization. We calculate "Operating Profit + D&A to Gross Profit" for a period by dividing Operating Profit + D&A for the corresponding period by gross profit. Management uses Operating Profit + D&A and Operating Profit + D&A to Gross Profit as supplemental measures that we believe are useful to investors to compare our operating results to the operations of other companies in our industry. Operating Profit + D&A and Operating Profit + D&A to Gross Profit are not financial measures recognized under IFRS and do not purport to be an alternative to operating profit or any other measure of profitability recognized under IFRS. Our presentation of Operating Profit + D&A and Operating Profit + D&A to Gross Profit has limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS.

4Q25 Earnings Presentation ➔ 42

TPV, Revenue and Gross profit constant currency measures to reported results

d·

As reported

In millions of US$	4Q24	4Q25	*YoY Growth*	2024	2025	*YoY Growth*
TPV	7,714	13,107	70%	25,575	40,816	60%
Revenue	204	338	65%	746	1,094	47%
Gross Profit	84	116	38%	295	403	37%

Constant currency measures

In millions of US$	4Q24	4Q25	*YoY Growth*	2024	2025	*YoY Growth*
TPV	7,714	12,680	64%	25,575	37,960	48%
Revenue	204	345	69%	746	1,038	39%
Gross Profit	84	112	34%	295	380	29%

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

4Q25 Earnings Presentation ➔ 43

444Q25 Earnings Presentation ➔ Return on Equity (ROE) Note: We calculate "Return on Equity (ROE)" as net income for the last twelve months ("LTM") divided by shareholders' equity as of the end of the period. Management uses Return on Equity as a measure to assess the efficiency with which we generate returns on the book value of our equity base. Return on Equity is not a financial measure recognized under IFRS and does not purport to be an alternative to net income or any other measure of profitability under IFRS. Our presentation of Return on Equity has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Armado Mar 11 @ 9pm In millions of US$ 4Q24 1Q25 2Q25 3Q25 4Q25 2024 2025 Net income LTM 120 149 146 171 197 120 197 Total equity 489 545 448 505 569 489 569 ROE 25% 27% 33% 34% 35% 25% 35%

454Q25 Earnings Presentation ➔ Net debt to Operating Profit + D&A Note: We calculate "Net Debt to EBITDA" as Net Debt divided by Operating Profit + D&A for the last twelve months ("LTM"). Net Debt is defined as total financial liabilities, less corporate cash and cash equivalents. Management uses Net Debt to Operating Profit + D&A as a measure to assess our leverage position. Net Debt to Operating Profit + D&A is not a financial measure recognized under IFRS and does not purport to be an alternative to any measure of indebtedness or liquidity recognized under IFRS. Our presentation of Net Debt to Operating Profit + D&A has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Armado Mar 11 @ 9pm In millions of US$ 2024 2025 Financial liabilities 50 87 Corporate cash and cash equivalents 318 424 Net debt -267 -338 Operating Profit + D&A 158 246 Net debt / Operating Profit + D&A -1.7 -1.4

464Q25 Earnings Presentation ➔ Gross Profit per Employee Note: We calculate "Gross Profit per Employee" as gross profit for the period divided by total headcount as of the end of the period. Management uses Gross Profit per Employee as a supplemental measure that we believe is useful to investors to assess the productivity and efficiency of our workforce relative to the operations of other companies in our industry. Gross Profit per Employee is not a financial measure recognized under IFRS and does not purport to be an alternative to gross profit or any other measure of profitability recognized under IFRS. Our presentation of Gross Profit per Employee has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Armado Mar 11 @ 9pm In thousand of US$ 2021 2022 2023 2024 2025 Gross Profit 130,443 202,167 276,859 294,673 402,756 FTE (Internal) 535 726 901 1,095 1,272 Gross profit per employee 244 278 307 269 317

474Q25 Earnings Presentation ➔Note: Net take rate (NTR) is defined as Gross Profit divided by TPV. Cost of serving includes processing and expatriation costs. Other include hosting expenses, amortization of intangibles, salaries and wages, and hedging results +0.02% -0.08% +0.02% -0.02% -0.11% +0.07% -0.02% Monetization bridge NTR1 variation Payment method mix shift towards APMs in Brazil, new large global deal with existing merchant Growth in L2L flows driven by seasonal strength in e-commerce & ramp-up with on-demand delivery merchants Cost optimization in payment processing, notably in Brazil, alongside a shift in payment mix toward APMs

Investor Relations Contact investor@dlocal.com Media Contact media@dlocal.com This presentation does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The fourth quarter financial information in this press release has not been audited nor has it been subject to any limited review procedures, whereas the annual results for the year ended December 31, 2025 are audited.